UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number    0-22103

Hemlock Federal Financial Corporation

(Exact name of registrant as specified in its charter)

5700 West 159th Street, Oak Forest, Illinois    60452-3198
(708) 687-9400

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock ($0.01 par value)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

            Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i) X	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6

            Approximate number of holders of record as of the certification or notice date:  251

            Pursuant to the requirements of the Securities Exchange Act of 1934, Hemlock Federal Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 30, 2004	By:	/s/ Maureen G. Partynski Maureen G. Partynski Chairman and Chief Executive Officer

End.